

April 15, 2016

Mail Stop 4631

Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **Re: Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 11, 2015**
> **Response Dated December 21, 2015**
> **File No. 1-9576**

Dear Ms. Bertsch:

We have reviewed your response and have the following comments.

Please respond to these comments within ten business days or advise us as soon as possible when you will respond.

Form 10-K for the Year Ended December 31, 2014
Consolidated Financial Statements
13. Contingencies, page 86

1. In your response letter dated December 21, 2015, you indicate that historically you were able to reasonably estimate probable losses for asbestos claims not yet asserted for a period of three years and, beginning in 2015, for a period of four years. You also stated that you are "not concluding that losses beyond these time periods will be zero. Rather there is sufficient unpredictability….impacting the number and nature of claims as well as the average cost that the Company has not been able to reasonably estimate what probable losses beyond such time period will be". We note the following:

    *   ASC 450 does not provide bright lines with regard to time horizons in which ASC 450 judgments should be considered and applied. Therefore, we do not believe there is a conceptual basis for limiting an ASC 450 assessment to a certain time horizon. We believe your ASC 450 assessment should consider all claims without limitation to a specific time period. It is unclear how the ASC 450 assessment was considered for periods outside of the three or four year time horizons.

- Based on your assertion that losses beyond the three and four year time horizons are not zero, we would expect that conditions to record a liability would be met for at least a minimum amount within a range.

Please reconsider the factors included in the ASC 450 implementation guidance and illustrations, without limiting the analysis to a subset of the population of claims not yet asserted, in determining your asbestos-related liability and related disclosures, and make adjustments as necessary.

2. Regardless of the results of the ASC 450 reassessment discussed in #1 above, you should consider the need to enhance the design of your existing process and internal controls so that all key factors and assumptions that affect the asbestos-related liability and disclosures are appropriately considered. We expect that reasonably designed internal controls would include consideration of the following factors and assumptions, among others, at the appropriate level of precision: (a) all potentially relevant years rather than a subset of years for estimating the asbestos-related liability, and (b) the effect of asbestos-litigation trends on your asbestos-liability estimation methodology. You should consider whether any necessary enhancements are evidence of previously unidentified control deficiencies that, individually or in combination with other deficiencies, could rise to the level of a material weakness. Please note that the assessment of the severity of control deficiencies should consider not only actual errors, but also the potential impact of the deficiency, and be conducted in accordance with guidance for evaluation of control deficiencies beginning on page 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." Please also consider the potential impact on disclosures of changes in your internal control over financial reporting, if any.

3. We note that your estimate of your asbestos-related liability is based on significant management judgements and assumptions and may result in significant off-balance sheet exposure. Given the magnitude of the recorded liability and the potential for off-balance sheet exposure, please consider a fuller description of your critical accounting estimates which considers key judgments made to apply the ASC 450 factors such that changes in the recorded liability and the volatility of the assumptions can be more specifically explained. For example:

- Explain why your estimates and assumptions bear risk of change. To this end, consider disclosing the information you evaluate as part of your legal review and the approach you apply to develop your estimates, including the potential impact on your accrual of changes in significant qualitative factors and material underlying quantitative assumptions, including changes in the number of estimated new claim filings, the time period over which claims may be asserted, average settlements per claim, and average costs per claim. Include quantification where possible.

- Explain the specific reasons for changes in estimates that materially impact the financial statements.

- Explain the basis for the significant assumptions you use in any sensitivity analysis you provide and address how the assumptions compare with both your historical experience and the broader approach you use to estimate your accrual.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions.

Sincerely,

/s/ Terence O'Brien for

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction

cc: Scott C. Herlihy, Latham & Watkins LLP